Advance Green Energy, Inc.
523 US Highway 41 South
Inverness, FL 34450

May 1, 2019

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc.
Amendment to Offering Statement
on Form 1-A
File No. 24-10867

Dear Mr. Kelly:

Please be advised that Advance Green Energy, Inc. is qualified in Colorado.

Kindly be advised that Advance Green Energy, Inc. requests that its Regulation A offering be qualified on Monday, May 6, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

/s/ Peter M. Barbee

Peter M. Barbee
President